[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

September 8, 2006

VIA EDGAR, FACSIMILE AND UPS OVERNIGHT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:    Daniel F. Duchovny, Esq.

Re:	Alliance Semiconductor Corporation

Schedule TO-I filed August 25, 2006

File No. 005-44755

Ladies and Gentlemen:

Alliance Semiconductor Corporation (the “Company”) is on the date hereof transmitting via EDGAR Amendment No. 1 to the Schedule TO-I filed on August 25, 2006 (File No. 005-44755, the “Schedule TO-I”). By letter dated September 6, 2006, the Company received comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Schedule TO-I (the “Comment Letter”).

In preparing Amendment No. 1 to the Schedule TO-I, the Company has addressed the Staff’s comments in the Comment Letter. The Company’s response to each of the comments contained in the Staff’s Comment Letter follows. For your convenience, each comment is repeated verbatim with the Company’s response immediately following.

Schedule TO-I

Item 12, Exhibits

1.	Please include the exhibits to your Current Report on Form 8-K filed on August 18, 2006 as exhibits to your Schedule TO-I.

RESPONSE:

We have amended and restated Item 12 of the Schedule TO-I to incorporate by reference the exhibits to the Company’s Current Report on Form 8-K filed on August 18, 2006.

Securities and Exchange Commission

Attention: Daniel F. Duchovny

September 8, 2006

Offer to Purchase

2.	In connection with our telephone conversation, please disclose that the tender offer as currently structured includes certain elements that do not comply with our rules, that you have sought relief from those rules and that, absent the relief requested, you may need to change the structure of the offer.

RESPONSE:

In response to the Staff’s comment, we have amended the Schedule TO-I by inserting the following sentence after the fourth sentence of the first paragraph of Section 15:

“In addition, we may need to amend the Tender Offer in order to comply with rules promulgated under the Exchange Act. We have sought relief from the requirement to specify an exact number of shares being sought in the Tender Offer, and instead to allow the prices at which shares are tendered to determine the number of shares, within a set range. We may need to amend the Tender Offer depending on whether the relief we have sought from the SEC regarding compliance with certain elements of applicable rules is granted.”

In addition, please note that in the fourth sentence of the first paragraph of Section 15, the Schedule TO-I (as filed on August 25, 2006) explains that the Company reserves the right to amend the Tender Offer in any respect, including by altering the consideration being offered or the number of shares being sought. Further, the first sentence of the second paragraph of Section 15 discloses that if the Company materially changes the terms of the Tender Offer or the information concerning the Tender Offer, the Company will extend the Tender Offer to the extent required by Rules 13e-4(e)(3) and 13e-4(f)(1) under the Securities Exchange Act of 1934.

Purchase of Shares and Payment of Purchase Price, page 13

3.	We note that you may not commence payments for tendered securities until up to ten business days after the expiration of the offer. Please address your ability to do so and comply with the requirements of Rule 13e-4(f)(5).

RESPONSE:

We note that Rule 13e-4(f)(5) requires that the Company pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer. In construing the word “promptly” in this context, the court in Prior v. United States Steel Corp., 591 F. Supp. 942 (S.D.N.Y. 1984) held that prompt payment for tendered shares is a question of fact to be determined in light of the facts and circumstances of the transaction and the customary practices of the financial community. One circumstance affecting the timing of payments to be made to stockholders who have properly tendered in the offer is the fact that the Company has provided holders of physical certificates with the opportunity to submit before the expiration of the tender offer a notice of guaranteed delivery, and then submit their physical certificates to the depositary within three trading days after the date of the signed notice of guaranteed delivery. We have amended the Offer to Purchase to reflect that, absent proration, the Company expects to commence payment for shares properly tendered and accepted for payment, within four business days after the expiration time. Without removing the notice of guaranteed delivery component from the tender offer, this is the soonest practicable time at which the Company may commence payments.

We have also revised the Offer to Purchase to reflect that in the event that proration is applicable, the Company may not be able to commence payment until seven business days after the expiration time. This is because it would not be possible to compute the proration factor until after the notice of guaranteed delivery period. After discussion with the Company’s depositary and reviewing other precedents, we believe that this timing falls within customary practice of the financial community, given the facts and circumstances of the transaction. We also believe that the payment timing as explained is in keeping with the purpose of the rule, which we believe is consistent with the reasoning behind Rule 14e-1(c) provided in the Commission’s Exchange Act Release No. 16384, to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time.” Fed. Sec. L Rep. para. 82,373 at 82,596 (Nov. 29, 1979).

Pursuant to the Staff’s comment, we have amended the Offer to Purchase by making the following amendments: First, we have replaced the second sentence of the third paragraph of Section 5 with the following sentence:

Securities and Exchange Commission

Attention: Daniel F. Duchovny

September 8, 2006

“In the event that proration is not necessary, we expect that payment for shares tendered and accepted for payment pursuant to the Tender Offer will commence within four business days after the Expiration Time, but, with respect to particular shares, only after timely receipt by the Depository of:

•	certificates for shares or a timely book entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility;

•	a properly completed and duly executed Letter of Transmittal (or, in the case of a book-entry transfer, an agent’s message); and

•	any other required documents.”

Second, we have replaced the second sentence of the fifth paragraph of Section 5 with the following:

“In the event of proration, we may not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Tender Offer until up to seven business days after the Expiration Time, because we have given stockholders up to three trading days to deliver certificates pursuant to a notice of guaranteed delivery. If there are no shares to be so delivered for which we must wait to compute prorated purchases, we expect to be able to commence payments within four business days.

Conditions of the Tender Offer, page 15

4.	Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition if triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

RESPONSE:

We acknowledge the Staff’s comment and supplementally agree that if and when a condition is triggered and the Company decides to proceed with the offer anyway, that this would constitutes a waiver of the triggered condition. Further, we supplementally agree with the Staff that, depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and re-circulate new disclosure to stockholders.

Securities and Exchange Commission

Attention: Daniel F. Duchovny

September 8, 2006

Federal Income Tax Consequences, page 22

5.	While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise here and elsewhere in your offer document.

RESPONSE:

We confirm that we have amended Sections 3 and 14 of the Offer to Purchase in order to recommend that stockholders consult their individual tax advisors with respect to their particular tax consequences.

* * * * * * * * * * * * * * * *

Two copies of Amendment No. 1 to the Schedule TO-I, responsive to the Comment Letter have been sent to the Commission via UPS overnight for your convenience. Pursuant to your request in the Comment Letter, enclosed with this letter is an acknowledgement signed by an officer of Alliance Semiconductor Corporation. Please feel free to contact myself at (714) 668-6237 or Lance McKinlay of my office at (714) 668-6263 in connection with this letter or the enclosed materials.

Sincerely,
/s/ PETER J. TENNYSON
Peter J. Tennyson of PAUL, HASTINGS, JANOFSKY & WALKER, LLP

cc:	Melvin L. Keating, Alliance Semiconductor Corporation